JACKSON NATIONAL LIFE INSURANCE COMPANY
1 Corporate Way
Lansing, Michigan 48951

Filed Via EDGAR

September 26, 2002

Securities and Exchange Commission 450 Fifth Street, NW
Judiciary Plaza
Washington, DC 20549

Re:     Jackson National Separate Account VI
          File Nos. 333-94107; 811-09773
          EDGAR Form RW

Dear Commissioners:

Pursuant to Rule 477 of the Securities Act of 1933, the above named Registrant hereby requests that the above registration statement filed on Form N-4 be withdrawn. Registration No. 333-94107 was initially filed on January6, 2000. The registration statement has never gone effective. No securities were sold in connection with this registration statement. Registrant has chosen to withdraw the above registration statement.

If you have any further questions and would like to discuss this matter further, please feel free to call me at 517-367-4336.

Very truly yours,

/s/ Susan S. Rhee

Susan S. Rhee Associate General Counsel

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